Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street Vancouver, British Columbia V6B 4M9

Item 2.	Date of Material Change

April 22, 2010

Item 3.	News Release

The Company’s news release dated April 22, 2010, was disseminated by Marketwire, Incorporated on April 22, 2010.

Item 4.	Summary of Material Change

The Company announced that it has been granted an extension by the Toronto Stock Exchange to May 21, 2010, for the final closing of the private placement of units announced on March 15, 2010.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 22, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Joao Manuel Joao Manuel President and Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Private Placement Update

Vancouver, BC – April 22, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that it has been granted an extension by the Toronto Stock Exchange (“TSX”) to May 21, 2010, for the final closing of the private placement of units announced on March 15, 2010. The Company has received expressions of interest for the full amount of the offering, and intends to diligently proceed to closing. Closing is subject to a number of conditions, including final TSX approval.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.